Confidential Treatment

Requested by Regions Financial Corporation

July 25, 2011

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated July 1, 2011, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “Filing”). Detailed responses are included in this letter after each question. New proposed disclosures are included in italics.

A confidential portion of this letter was omitted by means of redacting a portion of the text. The word “[REDACTED]” has been inserted in place of the portion omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portion of this letter to the Staff and have requested confidential treatment for the redacted portion of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Our status as a non-investment grade issuer…, page 21

1. Please quantify the expected impact of a one and two notch downgrade in credit ratings.

Regions’ Response: The effect of a one-notch downgrade and a two notch downgrade are not materially different. In both cases we would remain unable to reliably access the unsecured short-term funding markets. Funding conditions are assessed to define various stress levels included in Regions’ Liquidity Policy. Should Regions access the debt markets through a future issuance, which could arise from maintaining Liquidity Policy compliance or any other business purpose, Regions would most likely incur higher interest costs as a result of any downgrades in our credit ratings, the amount of which cannot be reasonably quantified as such amounts fluctuate with the debt markets.

Confidential Treatment

Requested by Regions Financial Corporation

Additionally, Regions may be required to either terminate outstanding derivative contracts under current ISDAs (in which case Regions would attempt to change counterparties) or renegotiate potentially higher collateral thresholds (where Regions would be required to post higher amounts of collateral) with select counterparties. Future downgrades could alter the market risk profile of Regions if Regions were required to cancel its derivatives contracts with certain counterparties and were unable to replace such contracts; the amount of such events cannot be reasonably quantified.

2. Please revise this risk factor in future filings to discuss whether your status as a non-investment grade issuer and/or past reductions in your credit ratings have affected your access to credit market or short-term funding, funding costs, financial condition or liquidity, or had any impact on customers or counterparties.

Regions’ Response: Regions will add to this risk factor in future annual filings the following if circumstances remain unchanged:

Downgrades of Regions’ credit ratings have negative consequences to the Company that can impact its ability to access the debt and capital markets, as well as reduce its profitability through increased costs on future debt issuances. Specifically, when Regions was downgraded below investment grade status, Regions became unable to access the short-term funding markets, which caused the Company to hold more cash and liquid investments to meet its cash needs. Such actions reduced Regions’ profitability as these liquid investments earn a lower return than other assets (e.g. loans). However, Regions’ Liquidity Policy requires that our Parent Company maintain a minimum cash level sufficient to cover debt service, maturities and operating cash requirements for two years. The conservative nature of this policy helps protect Regions against the costs of unexpected adverse funding environments. While Regions does not currently have access to the short-term debt markets, future issuances of debt could cost Regions more in interest costs were such debt to be issued at our current debt rating. Additionally, certain counterparty contracts were required to be renegotiated that resulted in additional collateral postings. Future downgrades could alter the market risk profile of Regions if Regions were required to cancel its derivatives contracts with certain counterparties and were unable to replace such contracts.

Negative perceptions associated with our continued participation…, page 24

3. Please identify the conditions to repurchase that you have not yet satisfied.

[REDACTED]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Intangible Assets, page 54

Confidential Treatment

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4. You disclose that the after-tax effects of the step two adjustments determined as part of the goodwill impairment analysis, which were primarily write-downs of assets to fair value, exceeded any reductions in the value of common equity determined in step one of the impairment test; therefore, the results were no impairment for the Banking/Treasury reporting unit. Please revise your disclosure in future filings to state, if true, that your calculation of implied goodwill in step two exceeded the carrying value of goodwill; therefore, the results were no impairment for the Banking/Treasury reporting unit. Additionally, disclose the amount or percentage by which implied goodwill exceeded the carrying value of goodwill.

Regions’ Response: Regions will revise future interim and annual filings to include the following clarified disclosure:

The after-tax effects of the Step Two adjustments, which were primarily write-downs of assets to fair value, exceeded any reductions in the value of common equity determined in Step One; accordingly the calculation of implied goodwill exceeded its carrying amount. Therefore, the results were no impairment for the Banking/Treasury reporting unit, whose implied fair value of goodwill exceeded its carrying amount by approximately XX percent as of [Month] [day], 2011.

Bank Regulatory Capital Requirements, page 85

5. You disclose your pro forma Tier 1 common and Tier 1 capital ratios, based on your current understanding of the guidelines, are approximately 7.62 and 11.35 percent, above the Basel III minimums of 7 percent for Tier 1 common and 8.5 percent for Tier 1 capital, and you also expect to meet the Basel III liquidity coverage ratio in its current form. Please revise your disclosure in future filings to label these measures as non-GAAP instead of pro forma throughout the filing as they have yet to been finalized by the regulators, and disclose a quantitative calculation on how you arrive at these measures under Basel III. Also, address how you determined that you expect to the meet the Basel III liquidity coverage ratio, including the time period you expect to meet the ratio, and any actions you have or plan to take to achieve the ratio.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Response: Regions will label any Basel III measures as non-GAAP in future interim and annual filings. Additionally, Regions will include the following disclosure in future interim and annual filings:

The following tables provide calculations of Basel III Tier 1 capital and Tier 1 common, based on Regions’ current understanding of Basel III requirements. Regions currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord (“Basel I”) of the Basel Committee on Banking Supervision (the “Basel Committee”). In December 2010, the Basel Committee released its final framework for Basel III, which will strengthen international capital and liquidity regulation. When implemented by U.S. bank regulatory agencies and fully phased-in, Basel III will change capital requirements and place greater emphasis on common equity. Implementation of Basel III will begin on January 1, 2013, and will be phased in over a multi-year period. The U.S. bank regulatory agencies have not yet finalized regulations governing the implementation of Basel III. Accordingly, the calculations provided below are estimates, based on Regions’ current understanding of the framework, including the Company’s reading of the requirements, and informal feedback received through the regulatory process. Regions’ understanding of the framework is evolving and will likely change as the regulations are finalized. Because the Basel III implementation regulations are not formally defined by GAAP and have not yet been finalized and codified, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from Regions’ disclosed calculations. Since analysts and banking regulators may assess Regions’ capital adequacy using the Basel III framework, we believe that it is useful to provide investors the ability to assess Regions’ capital adequacy on the same basis.

($ amounts in millions)	[M] [D], 2011
Stockholders’ equity (GAAP)	$	XXX
Non-qualifying goodwill and intangibles (1)		XXX
Adjustments, including other comprehensive income related to cash flow hedges, disallowed deferred tax assets, theshold deductions and other adjustments		XXX

XXX
Qualifying non-controlling interests		XXX

Basel III Tier 1 Capital (non-GAAP)		XXX

Basel III Qualifying subordinated debt and redeemable preferred stock Allowance for loan and lease losses includible in Tier 2 capital		XXX

Basel III Total Capital (non-GAAP)		XXX

Basel III Tier 1 Capital (non-GAAP)		XXX
Preferred stock		XXX
Qualifying non-controlling interests		XXX

Basel III Tier 1 Common (non-GAAP)	$	XXX

Basel I risk-weighted assets	$	XXX
Basel III risk-weighted assets (non-GAAP) (2)	$	XXX

Basel III Total Capital Ratio (non-GAAP)		XX	%
Basel III Tier 1 Capital Ratio (non-GAAP)		XX	%
Basel III Tier 1 Common Ratio (non-GAAP)		XX	%

(1)	Under Basel III, regulatory capital must be reduced by purchased credit card relationship intangible assets. These assets are allowed in Basel I capital.
(2)	Regions continues to develop systems and internal controls to precisely calculate risk-weighted assets as required by Basel III. The amount included above is a reasonable approximation, based on our understanding of the requirements.

Confidential Treatment

Requested by Regions Financial Corporation

Based on Regions’ understanding of the calculation for the liquidity coverage ratio under Basel III, Regions currently meets the requirement due to the Company’s current cash and investment positions. Should Regions’ cash position or investment mix change in the future, Regions’ ability to meet the liquidity coverage ratio may be impacted.

Portfolio Characteristics, page 96

Home Equity, page 99

6. We note that your home equity portfolio totaled $14.2 billion as of December 31, 2010 and that you have a significant concentration of these loans in Florida, where losses on relationships where you are in a second lien position are higher than first lien losses. Please respond to the following and enhance your disclosures in future filings as appropriate:

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

•	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Regions’ Response:

1)	Regions is unable to track payment status on first liens held by another institution. If our second lien position becomes delinquent, Regions attempts to contact the first lien holder and inquire as to the payment status of the first lien. However, Regions does not continuously monitor such payment status.

2)	Regions has not previously tracked minimum payment metrics related to the home equity portfolio. We have the appropriate data, but need time to design and test controls and develop processes to compile the data, as well as perform trend analysis prior to disclosing the information in order to provide appropriate context for the disclosure. Regions will complete these procedures in order to provide disclosure in our year-end filing.

3)

Of the $13.6 billion home equity portfolio at June 30, 2011, approximately $12.2 billion were home equity lines of credit and $1.4 billion were closed-end home equity loans (primarily originated as amortizing loans). Beginning in May 2009, new home equity lines of credit have a 10 year draw period and a 10 year repayment period. Previously, the

Confidential Treatment

Requested by Regions Financial Corporation

home equity lines of credit had a 20 year term with a balloon payment upon maturity or a 5 year draw with a balloon payment upon maturity. The following illustrates home equity lines of credit by year of maturity of the draw period as of June 30, 2011:

June 30, 2011
(In billions)
Year Draw Period Ends
Prior to 2015	$1.3
2016-2020	1.3
2021-2025	3.0
After 2025	6.6

$12.2

Regions agrees to disclose the following in future interim and annual filings:

Of the $XX.X billion home equity portfolio at [M] [D], 2011, approximately $XX.X billion were home equity lines of credit and $X.X billion were closed-end home equity loans (primarily originated as amortizing loans). Beginning in May 2009, new home equity lines of credit have a 10 year draw period and a 10 year repayment period. Previously, the home equity lines of credit had a 20 year term with a balloon payment upon maturity or a 5 year draw with a balloon payment upon maturity.

4)	Home equity lines and loans are underwritten to different credit guidelines and as such the credit performance is expected to be different. Home equity loans, which represent approximately 10% of the home equity portfolio, have higher default and delinquency rates as was expected at origination. Currently, none of our home equity lines of credit have converted to amortizing. However, home equity lines of credit are underwritten to the fully amortizing rate.

Credit Risk

Allowance for Credit Losses, page 100

7. You disclose, on page 106, that for CAP modifications, your recidivism rate is currently approximately 22 percent (which has increased from the prior year), and you disclose, on page 146, that accruing and non-accruing TDRs less than $2.5 million are included with pools of loans with similar risk characteristics and evaluated collectively. Please tell us, and disclose in future filings, whether, and if so, how you consider a recidivism rate or re-default rate in your allowance for loan loss calculation related to accruing and non-accruing TDRs as well as other modified loans. Additionally, we note your disclosure that many of the modifications are finalized without the borrower ever reaching 180 days past due, and given the positive impact of the restructuring on the likelihood of recovery under the modified terms, accrual status continues to be appropriate for these loans. Please tell us, and disclose in future filings, whether, and if so, how, you consider a recidivism rate in keeping the CAP modified loans on accrual status after the modification.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Response: The recidivism rate is used as a measure of the effectiveness of our Customer Assistance Program (CAP) related to consumer loans. Regions’ process for calculating the allowance for loan loss for consumer loans considers many factors including historical loss rates, product types and delinquency status. As recidivism is a measure of delinquency, recidivism rates are considered in our allowance for loan loss calculation related to accruing and non-accruing TDRs as well as other modified loans. The credit quality of consumer credit is best indicated by the repayment performance of the individual borrowers. As recidivism is a measure of delinquency, re-default rates are also considered in the accrual status decisions of our CAP modified loans after the modification. CAP modified loans are subject to the same policies governing accrual/nonaccrual status as all other loans of the same consumer loan class.

Regions will revise future interim and annual filings to include the following clarified disclosure in the allowance for credit losses discussion section:

A recidivism rate is calculated to evaluate the success of the CAP modification program. The recidivism rate is the 60-day and greater delinquency rate for all TDRs which were restructured at least six months prior to the reporting period. Recidivism is a measure of delinquency, which is considered in both the allowance for loan loss calculation related to consumer TDRs and in the accrual status decisions of CAP modified loans after the modification, for which it is a key determinant along with collateral valuation.

Non-Performing Assets, page 107

8. You state, on page 47, that net charge-offs totaled $2.8 billion, or 3.22 percent of average loans in 2010 compared to $2.3 billion, or 2.38 percent of average loans in 2009, and the increased loss rate reflected seasoning of losses as you move through the credit cycle as well as the impact of opportunistic asset dispositions which increased charge-offs and decreased average loan balances. You also disclose on page 107 that the decrease in non-performing assets during the year ended December 31, 2010 reflects your efforts to work through problem assets and reduce the riskiest exposures. Please revise your disclosure in future filings to more clearly disclose what you mean by opportunistic asset dispositions, including the parties to which you sold the assets and any continuing involvement you may have with the related assets. Also, describe the efforts you have undertaken to work through problem assets and reduce the riskiest exposures. Finally, please disclose a roll-forward of non-performing loans by portfolio segment and in the aggregate, including transfers in/out due to payment status, transfer to held for sale, loans sold directly from the held-for-investment portfolio, loans modified and returned to performing, loans paid off in full, and loans charged off.

Regions’ Response: Regions will include the following disclosure in future interim and annual filings as applicable:

Opportunistic asset dispositions may occur in several forms. Typical transactions are instances where a third party guarantor pays off a note at a discounted price or an actual sale of the note. Regions sells to strategic buyers (e.g. local developers or the note guarantor) interested in the underlying collateral who may be willing to pay more for a note or rights to collateral backing a note than other market participants. Regions also has sold loans to financial buyers such as

Confidential Treatment

Requested by Regions Financial Corporation

distressed debt funds. In addition to note sales, Regions may also allow the borrower to sell the underlying collateral, apply the proceeds to the note, and charge-off the remaining balance. Regions does not sell loans, foreclosed properties or other problem assets to structured entities or other entities where Regions has an ownership interest. Regions rarely finances these sales and has no continuing involvement, other than put-backs for breach of normal representations and warranties, none of which impacts sale accounting conclusions.

Regions had one transaction during 2010 where a large number of loans were sold to one investor, and Regions financed approximately 60% of the loan sale, the nonrecourse nature of which was guaranteed by the purchaser’s parent company. Regions considers this one instance of financing as immaterial for disclosure purposes.

Regions’ efforts to reduce its riskiest exposures included moratoriums on originations of certain categories of loans within the investor real estate portfolio segment, specifically new loans backed by land, or single family real estate or condominium developers. Regions also increased its efforts to work through its nonperforming assets by taking a risk-based approach. In doing so, Regions stratified its portfolio of investor real estate assets and identified assets with suboptimal credit characteristics (e.g. collateral or guarantor weaknesses) and considered the most appropriate workout strategy. These workout strategies may include the pledging of additional collateral, adjusting payment terms (i.e., faster amortization), paydowns to collateral value, loan sales, foreclosures, legal action and others.

Regions will include in future interim and annual filings a roll-forward of non-performing loans for the commercial and investor real estate portfolio segments with the categories listed below.

Non-Accrual Loans [X] Months Ended [Month] [Day], 20XX
	Commercial	Investor Real Estate	Consumer	Total
(In millions)
Balance at beginning of period	$	$	$	$

Additions
Net payments/other activity
Return to accrual
Gross charge-offs
Tranfers to held for sale
Transfers to real estate owned
Sales

Balance at end of period	$	$	$	$

Confidential Treatment

Requested by Regions Financial Corporation

Regions is unable to systematically distinguish partial payments versus payments in full, and therefore a single “net payments/other activity” line item will be disclosed. For the consumer portfolio segment, certain line items will be aggregated based on materiality.

9. You disclose on page 109 that at December 31, 2010 and December 31, 2009, you had approximately $800 million and $1.2 billion, respectively, of potential problem commercial and investor real estate loans that were not included in nonaccrual loans, but for which you had concerns as to the ability of such borrowers to comply with their present loan repayment terms. Please tell us, and revise your disclosure in future filings to include a roll-forward of all potential problem loans by portfolio segment and in the aggregate, and separately identify the transfers in, transfers out due to non-accrual status, loans sold, loans repaid in full, loans modified and no longer deemed a potential problem loan, as well as any other material transfer category.

Regions’ Response: The amounts disclosed as potential problem loans are Regions’ estimates of commercial and investor real estate loans that we have concerns as to the ability of such borrowers to comply with their present repayment terms in the subsequent quarter. To arrive at these estimates, problem asset managers of each geographic region provide an aggregate dollar amount estimate for their region based on their historical knowledge, an assessment of the current economic environment, and a current assessment of their existing portfolio. These assessments are then further aggregated using probability weighted percentage estimates applied to certain individual larger balance loans as well as pools of smaller balance loans to arrive at a consolidated estimate of potential problem loans for the next three months. As the potential problem loan amount is not derived at an individual loan level, we are unable to include in future filings a roll-forward of all potential problem loans by portfolio segment and in the aggregate with separate identification of the pieces of a roll-forward as recommended by the Staff. Regions believes the tabular presentations of portfolio classes by credit quality and aging analysis required by ASU 2010-20 are further illustrations of metrics relevant to future levels of non-performing loans.

Regions proposes the following clarified disclosure in future interim and annual filings:

At [Month] [date], 2011, Regions had approximately $XXX million of potential problem commercial and investor real estate loans that were not included in non-accrual loans, but for which management had concerns as to the ability of such borrowers to comply with their present loan repayment terms. This is a likely estimate of the amount of loans that may migrate to non-accrual status in the next quarter.

10. Please clarify whether your residential first mortgages and home equity mortgages that are 90+ days past due and still accruing include loans whose repayments are insured by the FHA or guaranteed by the VA. If so, please state that fact and quantify the amount of those loans, and if not, please quantify the amounts of loans in your portfolio that are 90+ days past due and still accruing but excluded from the table because of the insurance/guarantee.

Regions’ Response: The 90+ days past due and still accruing balances of residential first mortgages of $359 million as of December 31, 2010 does include an aggregate of $13 million of loans insured or guaranteed by the FHA, VA or USDA, as applicable. Regions has no home equity mortgages insured or guaranteed by the FHA, VA or USDA, as applicable.

Confidential Treatment

Requested by Regions Financial Corporation

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Held for Sale, page 124

11. Please tell us why you classify gains and losses on commercial and investor real estate loans held for sale within other non-interest expense, but you classify gains and losses on all other loans held for sale within other non-interest income.

Regions’ Response: The Company views the gains and losses on sales of commercial, investor real estate, and consumer loans that have defaulted as credit costs and accordingly classifies this activity as other non-interest expense. Gains and losses from other loans held for sale are primarily related to student loans held for sale. This activity is reported in non-interest revenue as the Company’s business model is to primarily originate student loans with the intent to sell at a profit.

Loans, page 124

12. You disclose that loans are placed on non-accrual status when you have determined that full payment of all contractual principal and interest is in doubt, or based on a period of delinquency, unless the loan is well-secured and in the process of collection. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that full payment of all contractual principal and interest is in doubt, and clarify the period of delinquency you use to determine when you place a loan on non-accrual for each loan class. Refer to ASC 310-10-50-6(a).

Regions’ Response: Regions will revise future annual filings as follows:

Commercial and investor real estate loans are placed on non-accrual if any of the following conditions occur: 1) collection in full of contractual principal and interest is no longer reasonably assured (even if current as to payment status), 2) a partial charge-off has occurred, unless the loan has been brought current under its contractual terms (original or restructured terms) and the full originally contracted principal and interest is considered to be fully collectible, or 3) the loan is delinquent on any principal or interest for 90 days or more unless the obligation is secured by collateral having a realizable value sufficient to fully discharge the obligation and the loan is in the legal process of collection. Factors considered regarding full collection include assessment of changes in borrower’s cash flow, valuation of underlying collateral, ability and willingness of guarantors to provide credit support, and other conditions.

Confidential Treatment

Requested by Regions Financial Corporation

Non-accrual and charge-off decisions for consumer loans are dictated by the FFIEC’s Uniform Retail Credit Classification and Account Management Policy which establishes standards for the classification and treatment of consumer loans. Non-accrual status is driven by the charge-off process as follows. If a consumer loan secured by real estate (residential first mortgage or home equity) becomes 180 days past due, Regions evaluates the loan for non-accrual status and potential charge-off based on net loan to value exposure. If a loan is secured by collateral having a realizable value sufficient to fully discharge the obligation, then a partial write-down is not necessary and the loan remains on accrual status, provided it is in the process of legal collection. If a partial charge-off is necessary as a result of the evaluation, then the remaining balance is placed on non-accrual. Consumer loans not secured by real estate are either 1) charged-off in full at 120 days past due for closed-end loans or 180 days past due for open-end loans, or 2) partially written down to estimated collateral value less estimated costs to sell no later than 120 days past due.

13. You disclose that when a commercial loan is placed on non-accrual status, uncollected interest accrued in the current year is reversed and charged to interest income while uncollected interest accrued from prior years on commercial loans placed on non-accrual status in the current year is charged against the allowance for loan losses. Please revise your disclosure in future filings to state whether you include an estimate of uncollected interest in your allowance for loan losses for those amounts that are ultimately charged-off against the allowance. Additionally, please clarify why you have a different policy for your consumer loans, since it appears that all uncollected interest accrued, regardless of when recognized, is reversed and charged to interest income.

Regions’ Response: The amount of uncollected interest charged-off against the allowance during 2010 was approximately $5 million. Such amounts are indirectly considered in the allowance for loan losses calculation as charge-offs impact the historical loss assumptions. Due to immateriality, Regions does not believe disclosure of the impact of uncollected interest on the allowance is necessary.

Regions will revise future annual filings as follows:

When a commercial or investor real estate loan is placed on non-accrual status, uncollected interest accrued in the current year is reversed and charged to interest income. Uncollected interest accrued from prior years on commercial and investor real estate loans placed on non-accrual status in the current year is charged against the allowance for loan losses. When a consumer loan is placed on non-accrual status, all uncollected interest accrued is reversed and charged to interest income due to immateriality.

14. Please revise your disclosure in future filings to also include your policy for uncollected interest accrued for investor real estate loans on non-accrual.

Regions’ Response: The policy for uncollected interest accrued for investor real estate loans on non-accrual is the same as for commercial loans. Regions will clarify in its next annual filing.

Confidential Treatment

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15. Please revise your disclosure in future filings to include your policy for resuming accrual of interest on each class of non-accrual loans, and state whether you reclassify your non-accrual loans to accrual at that point. Refer to ASC 310-10-50-6(c).

Regions’ Response: Regions will revise future annual filings as follows:

All loans on non-accrual status may be returned to accrual status and interest accrual resumed if both of the following conditions are met: 1) the loan is brought contractually current as to both principal and interest, and 2) future payments are reasonably expected to continue being received in accordance with the terms of the loan and repayment ability can be reasonably demonstrated.

16. You disclose charge-offs on commercial and investor real estate loans occur when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable. Please revise your disclosure in future filings to clarify the factors you consider in concluding the loan is not fully collectible and the loss is reasonably quantifiable. Also, clarify whether you have an established threshold in terms of days past due beyond which you partially or fully charge-off all loans in these portfolio segments. Refer to ASC 310-10-50-11B(b).

Regions’ Response: Regions will revise future annual filings as follows:

Charge-offs on commercial and investor real estate loans are primarily based on the facts and circumstances of the individual loan and occur when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable. Factors considered in making these determinations are the borrower’s and any guarantor’s ability and willingness to pay, the status of the account in bankruptcy court (if applicable), and collateral value. Commercial and investor real estate loan relationships of $250,000 or less are subject to charge-off or charge down to estimated value less costs to sell at 180 days past due, based on collateral value.

17. You also disclose that consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. Please revise your disclosure in future filings to more clearly state your charge-off policy for consumer loans, including the applicable regulatory guidelines. Refer to ASC 310-10-50-11B(b).

Regions’ Response: See the proposed disclosure included in the answer to comment number 12.

Allowance for Credit Losses, page 124

18. You disclose on page 125 that the allowance is maintained at a level believed adequate by you to absorb probable losses inherent in the loan portfolio and in accordance with GAAP and regulatory guidelines. If true, please revise your disclosure in future filings to confirm here as well as in other places throughout the document where you refer to the allowance as adequate or state that you evaluate the adequacy of the allowance to instead state that you believe the allowance is maintained at a level believed appropriate to absorb probable losses inherent in the loan portfolio.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Response: Regions believes that our allowance for loan losses is appropriate to absorb probable losses inherent in the portfolio and will clarify throughout future interim and annual filings as the Staff requested.

Foreclosed Property and Other Real Estate, page 127

19. You disclose that at or shortly after the date of transfer (of other real estate and certain other assets acquired in satisfaction of indebtedness), when the recorded investment in the loan exceeds the property’s fair value less costs to sell, writedowns are recorded as charge-offs against the allowance. Please revise your disclosure in future filings to clarify what you mean by shortly after the date of transfer, including the length of this time period after the date of transfer until the loan is charged-off.

Regions’ Response: Regions proposes the following additional disclosure in future annual filings:

At the date of transfer, when the recorded investment in the loan exceeds the property’s estimated fair value less costs to sell, writedowns are recorded as estimated charge-offs against the allowance. Regions allows a period of up to 60 days after the date of transfer to record finalized writedowns as charge-offs against the allowance in order to properly accumulate all related invoices and updated valuation information, if necessary.

Note 5. Allowance for Credit Losses, page 141

20. You disclose on page 143 that loans in the investor real estate portfolio segment are particularly sensitive to valuation of real estate. Additionally, based on your disclosure on page 99, it appears that you monitor current LTV ratios for residential first mortgages and home equity loans. Please tell us whether you monitor current LTV ratios for commercial real estate mortgage and commercial investor real estate mortgage and if so, please revise your disclosure in future filings to include all of your applicable loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class).

Regions’ Response: For owner-occupied commercial real estate and investor real estate loan products, Regions does monitor current loan-to-value (LTV) statistics at the loan level. If the loan is criticized or classified, Regions employs a risk-based methodology to determine if an update of the real estate collateral value is warranted. This risk-based approach considers risk rating, loan amount and established collateral value deterioration thresholds. Deterioration detected in this process that is below the deterioration threshold results in a recalculation of the LTV, reflecting a higher LTV used in the risk rating calculation. Deterioration detected in this process that is above the deterioration threshold is resolved with additional due diligence (an updated appraisal), as well as a higher LTV utilized in the risk rating reconsideration. Additionally, higher deterioration thresholds involve additional independent approval from Regions’ centralized appraisal review function that is responsible for reviewing all appraisals for compliance with banking regulations and guidelines as well as appraisal standards. If new property operating information is received and deterioration is suspected, it is to be recognized, no matter how current the appraisal. Regions obtains updated valuations for non-performing commercial and investor real estate loans on at least an annual basis. However, Regions does not have the systems capability to aggregate this information to compile the disclosure recommended by the Staff.

Confidential Treatment

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Moreover, while loans in the investor real estate portfolio segment are sensitive to the valuation of real estate, LTV is only one component of evaluating the credit. This data, along with other relevant credit metrics, is evaluated in order to determine the appropriate risk rating at the obligor level. For example, other factors can include other pledged collateral, debt service coverage ratios, and whether takeout financing has been obtained. Additionally, multiple obligations can be cross-collateralized, which would make aggregation of the data at the class level not meaningful.

Regions believes the portfolio characteristics and tabular information of certain components of our investor real estate loan portfolio as disclosed on pages 96 through 99 are more consistent with the metrics by which management monitors credit quality and provide more meaningful insight into the relevant credit metrics for these portfolios.

21. Tell us what other credit quality indicators are used to monitor your consumer portfolio segment besides accrual status. In this regard, we note from review of your aging analysis of past due loans that a greater proportion of your residential first mortgages are on non-accrual status as compared to your home equity loans. For example, non-accrual loans make up 43% of your residential first mortgages past due, and 79% of 90+ days past due, versus comparable percentages of 13% and 28% for your home equity loans. Please tell us the factors driving these percentages and discuss in further detail any other credit quality indicators considered as part of your analysis.

Regions’ Response: The primary factor driving the difference in non-accrual percentages between residential first mortgage and home equity is the lien position securing the loan. While a first lien holder will normally pursue foreclosure, this is often not the case for a junior lien holder. Foreclosure proceedings increase the level of seriously delinquent and non-accrual loans due to the extended foreclosure times in most states, especially in Florida. In markets where home values have dropped significantly, anticipated value is often insufficient to pursue foreclosure for the junior lien balance. In this case, the entire home equity balance is charged-off. Short sale offers and settlement agreements are often received by the junior lien holder well before a home equity balance becomes seriously delinquent, resulting in a full balance charge-off rather than a lengthy foreclosure process or categorization as non-accrual.

The credit quality of consumer loans, due to their volume and size, is best indicated by the repayment performance of individual borrowers. In addition to charge-offs, the 30 day, 60 day and 90+ day delinquency levels are the most meaningful indicators of credit quality for consumer portfolios. Due to the relatively short charge-off timeframe for consumer loans, non-accrual balances are generally low and not very meaningful indicators of credit quality. While Regions qualitatively considers additional factors, such as periodic updates of FICO scores, unemployment, home prices, and geography, payment status continues to be the most reliable indicator of future default and is the metric that Regions’ management most heavily relies upon in calculating the allowance for loan losses.

Confidential Treatment

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22. Please reconcile the legal balance disclosed within your tabular disclosure on page 146 to the term unpaid principal balance used in ASC 310-10-50-15, and revise your disclosure in future filings as appropriate.

Regions’ Response: The terms legal balance and unpaid principal balance have the same meaning. Regions will use the term unpaid principal balance in future interim and annual filings.

Note 6. Servicing of Financial Assets, page 147

23. You disclose your recourse liability on page 148 and state that it represents your estimated credit losses on contingent repurchases of loans or make-whole payments related to residential mortgage loans previously sold. Please tell us, and expand your disclosures in future filings to discuss the level of unresolved claims existing at the balance sheet date by type of claimant. Additionally, please discuss any trends, such as loan vintages, loan types, or specific violation causing the majority of the repurchase requests.

Regions’ Response: Regions’ level of unresolved claims existing at June 30, 2011 and December 31, 2010 by type of claimant were as follows:

Unresolved Repurchase Demands and Mortgage Insurance Recissions
	June 30, 2011		December 31, 2010
(Dollars in millions)	Number of Loans	Original Loan Balance	Number of Loans	Original Loan Balance
GSEs	73	$9	102	$17
Private	29	4	33	5
MI Recissions	17	3	8	2

Total	119	$16	143	$24

Due to immateriality, Regions respectfully proposes not disclosing this information in future filings.

Regions proposes the following expanded disclosure in future interim and annual filings to discuss the trends causing the majority of the repurchase requests:

During 2011, settled repurchase claims were related to one of the following alleged breaches: 1) underwriting guideline violations; 2) misrepresentation of income, assets or employment; or 3) property valuation not supported. These claims stem primarily from the 2006 – 2008 vintages.

Note 9. Foreclosed Properties, page 151

24. We note your disclosure showing the write-downs and partial liquidations on foreclosed properties. Please revise your disclosure in future filings to separately quantify the amount of write-downs recorded on foreclosed properties during the periods presented. Where the

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write-downs are significant as a percentage of carrying value, please disclose the underlying reasons for those post-foreclosure write-downs in each period presented, and identify whether the impairments were on new transfers from loans or on properties remaining in inventory from the prior year.

Regions’ Response: Regions will revise the disclosure in the next annual filing as follows:

	20XX	20XX
(In millions)

Balance at beginning of year	$	$

Transfer from loans
Valuation adjustments
Foreclosed property sold
Other

Balance at end of year	$	$

Note: Approximately XX percent and XX percent of the ending balance as of December 31, 20XX and 20XX, respectively, relates to properties transferred in to foreclosed properties during the corresponding calendar year.

Post-foreclosure write-downs are primarily a result of continued declining property values based on updated appraisals or other indications of value such as offers to purchase.

Note 21. Fair Value Measurements

Items Measured at Fair Value on a Recurring Basis, page 178

Items Measured at Fair Value on a Non-Recurring Basis, page 184

25. In some instances, you disclose that you utilize third party pricing services to value your securities, and you use professional valuations and third party appraisals to value your foreclosed property and other real estate and loans held for sale. Please revise your disclosure in future filings to address the validation procedures you perform to validate the prices, valuations, and appraisals that you receive from third parties and utilize in your fair value measurements. In your revised disclosure, please address any procedures you have performed to formally evaluate the valuations provided by third parties and discuss whether you make any adjustments to the prices and valuations received from these third parties.

Regions’ Response: Regions will include the following in future interim and annual filings:

The majority of Regions’ trading account assets and liabilities and securities available for sale are valued using third-party pricing services. To validate pricing related to investment

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securities held in the trading account assets and liabilities portfolios, pricing received from third-party pricing services is compared to available market data for reasonableness and/or pricing information from other third-party pricing services. Insignificant pricing adjustments may be made by traders to individual securities based upon the trader’s opinion of value. When such adjustments are made, Regions classifies the measurement as a Level 3 measurement.

To validate pricing related to liquid investment securities, which represent the vast majority of the available for sale portfolio (e.g. mortgage-backed securities), Regions compares price changes received from the pricing service to overall changes in market factors in order to validate the pricing received. To validate pricing received on less liquid investment securities in the available for sale portfolio, Regions receives pricing from third-party brokers/dealers on a sample of securities that are then compared to the pricing received.

Regions also obtains valuations from professional valuation experts and/or third party appraisers to value foreclosed property, other real estate and loans held for sale. Regions has a centralized appraisal review function that is responsible for reviewing all appraisals for compliance with banking regulations and guidelines as well as appraisal standards. Based on these reviews, Regions may make adjustments to the market value conclusions determined in the appraisals of real estate (either as other real estate or loans held for sale) when our appraisal review function determines that the valuation is based on inappropriate assumptions or where the conclusion is not sufficiently supported by the market data presented in the appraisal. In either event adjustments, if made, must be based on sufficient information available to support an alternate opinion of market value.

Note 23. Commitments, Contingencies and Guarantees

Legal, page 190

26. You disclose on page 190 that in light of the inherent uncertainties involved in the matters related to the class-action lawsuits filed beginning in 2007 on behalf of investors who purchased shares of certain Regions Morgan Keegan Select Funds and shareholders of Regions and the class-action lawsuit filed by customers of Regions Bank in September 2009 and discussed in further detail on page 192, it is reasonably possible that an adverse outcome in any of these matters could be material to your business, consolidated financial position, results of operations, or cash flows for any particular reporting period. To the extent that you still believe you are unable to provide an estimate of reasonably possible losses, please provide other information that may illustrate the maximum potential damages, such as the dollar amount of the Select Funds sold and the dollar amount of NSF fees charged in the relevant periods subject to the lawsuit.

Regions’ Response: Regions proposes the following additional disclosure in future interim and annual filings:

For certain matters when able to do so, Regions also estimates loss contingencies for possible litigation and claims, whether or not there is an accrued probable loss. Where Regions is able to estimate such possible losses, Regions estimates that it is reasonably possible it could incur

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losses, in excess of amounts accrued, in an aggregate amount up to approximately $[XXX] million as of [Month] [day], 2011, with it also being reasonably possible that Regions could incur no losses. The estimates included in this amount are based on analysis of currently available information and are subject to significant judgment and to change as new information becomes available. Due to the inherent unpredictability of outcomes of litigation and claims, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to Regions and, therefore, ultimate losses may be significantly different than the amounts accrued or included in this aggregate amount.

Assessments of litigation and claims exposures are difficult due to many factors that involve inherent unpredictability. Those factors include: the varying stages of the proceedings, particularly in the early stages; unspecified damages; damages other than compensatory such as punitive damages; multiple defendants and jurisdictions; whether discovery has begun or not; and whether the claim involves a class-action. There are numerous factors that result in a greater degree of complexity in class-action lawsuits as compared to other types of litigation. Due to the many intricacies involved in class-action lawsuits at the early stages of these matters, obtaining clarity on a reasonable estimate is difficult, which may call into question its reliability. As a result of some of these factors, Regions may be unable to estimate reasonably possible losses with respect to some of the matters [disclosed below]. The aggregated estimated amount provided above therefore does not include an estimate for every matter [disclosed below].

Note 24. Parent Company Only Financial Statements, page 193

27. Please revise your disclosure in future filings either here or in Note 12 to clarify the long-term debt issued by the parent company, including the contractual maturities and how much of the $6 billion due within one year was issued by the parent company.

Regions’ Response: Regions will revise the similar disclosures of information in Note 12 in future quarterly filings to distinguish the ending balances of long-term debt outstanding at the parent company versus the bank, with subtotals for each. Regions will also revise the contractual maturities disclosure in future annual filings to distinguish parent company versus bank issuances and include an aggregated total column.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

28. We note your disclosure on page 71 that the Compensation Committee may, in its sole discretion, take into account the outcome of the nonbinding vote on executive compensation when considering future executive compensation arrangements. In future filings, please discuss in the Compensation Discussion and Analysis section whether and, if so, how you have considered the results of the advisory vote in determining compensation policies and decisions and, if so, how that consideration affected your compensation policies and decisions. See Item 402(b)(1)(vii) of Regulation S-K.

Confidential Treatment

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Regions’ Response: Regions will discuss such matters in the future filing of the Definitive Proxy Statement on Schedule 14A.

*****

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 264-4174.

Sincerely,

/s/ David J. Turner, Jr.

David J. Turner, Jr.
Chief Financial Officer

cc:	Staci Shannon Stephanie Hunsaker Michael Seaman SEC, Division of Corporation Finance